

Mail Stop 3030

November 18, 2009

Frank Zheng
Chief Financial Officer
Cogo Group, Inc.
Room 1001, Tower C, Skyworth Building
High-Tech Industrial Park
Nanshan, Shenzen 518057, PRC

      Re: **Cogo Group, Inc.**
             Form 10-K for Fiscal Year Ended December 31, 2008
             Filed March 16, 2009
             File No. 000-02642

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                Sincerely,

                Brian Cascio
                Accounting Branch Chief